UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For November 25, 2014

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1

             ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                      FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2014 (1)

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated financial statements as of September 30, 2014 and 2013 and for the year ended December 31, 2013. These condensed interim consolidated financial statements have been prepared in accordance with and complied with NIC 34 issued by the International Accounting Standards Board (“IASB”) adopted by the Comisión Nacional de Valores ("CNV") through the provisions of Title IV, Chapter I, Section I, Article 1 – B.1 of the Rules of the CNV ("New Text 2013" or "NT 2013").

The Company’s consolidated financial statements for the nine-month periods ended September 30, 2014 and 2013 have been subject to a limited review performed by Price Waterhouse & Co. S.R.L.

1. Results of Operations

The following table presents a summary of the consolidated results of operations for the nine-month periods ended September 30, 2014 and 2013:

Overview

For the nine-month period ended September 30, 2014, the Company has reported a net income of Ps. 77.8 million, in comparison to the total comprehensive income of Ps. 49.0 million reported in the same period last year, representing an increase of Ps. 28.8 million.

The main negative effect which affected the comprehensive income in the nine-month period ended September 30, 2014 was the higher loss generated by the impact of the foreign exchange variation on TGS’ U.S. dollar denominated net liability position which includes the financial debt obtained to finance the acquisition of its fixed assets (90% of which corresponds to the Natural Gas Transportation business segment). TGS´ financial debt was partially refinanced in early 2014.

In addition, as a result of tariff freezing during the last fifteen years and the delay in the implementation of an overall tariff adequacy by the National Government, the increase in fixed costs derived from the Natural Gas Transportation business segment and variable costs from the Production and Commercialization of Liquids business segment resulted in a negative impact on Operating profit which have a positive variation of Ps. 338.4 million.

2

Even though Resolution No. I-2852 published by ENARGAS (the National Gas Regulatory Body) in April 2014 established the new rate schedules, including stepped increases to the natural gas firm and interruptible transportation rates, which is a partial application of the Transitional Agreement signed between TGS and the UNIREN on October 8, 2008 ratified through the Presidential Decree No. 1,918/09 (the “2008 Transitional Agreement”), the delay in the implementation of the tariff increase and the sustained increase in fixed costs of the Natural Gas Transportation business segment have negatively contributed to the disappearance of the operating surplus of this business segment.

Net revenues

Natural Gas Transportation

The Natural Gas Transportation business segment represented approximately 18% and 27% of TGS’ total revenues during the nine-month periods ended September 30, 2014 and 2013, respectively. Following the implementation of the Public Emergency Law in 2002, TGS has received only an increase for its regulated natural gas transportation tariff. Natural Gas Transportation revenues are derived mainly from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. The Company also provides interruptible natural gas transportation services subject to availability of the pipeline capacity. In addition, TGS renders operation and maintenance services of the Natural Gas Transportation facilities, which belong to certain gas trusts (fideicomisos de gas) created by the Argentine Government to expand the capacity of the Argentine natural gas transportation pipeline system.

Under the framework of the 2008 Transitional Agreement between the UNIREN and TGS, which was ratified by Presidential Decree No. 1,918/09, ENARGAS (the National Gas Regulatory Body) published its Resolution No. I-2852 on April 7, 2014, which established the new rate schedules, including increases to the natural gas firm and interruptible transportation rates. Although the 2008 Transitional Agreement establishes that the tariff increase is effective retroactively starting September 1, 2008, the new rate schedules only establish a progressive 8% increase starting April 1, 2014, an accumulated 14% increase starting June 1, 2014 and an accumulated 20% increase starting August 1, 2014.

Natural Gas Transportation revenues for the nine-month period ended September 30, 2014 increased by Ps. 56.3 million compared to the same period of 2013. The increase is mainly due to: (i) the impact of the new rate schedules for natural gas transportation tariffs (that had remained unchanged for fifteen years and because of that the Company has made the corresponding questioning) approved by Resolution I-2852, which not only does not comply with the provisions of the 2008 Transitional Agreement, but also does not compensate the sustained increase in operating costs, (ii) higher provision of interruptible transportation services, (iii) more services of natural gas transportation intended for export.

Production and Commercialization of Liquids

Liquids Production and Commercialization revenues accounted for approximately 75% and 68% of the total revenue in the nine-months periods ended September 30, 2014 and 2013, respectively. Liquids Production and Commercialization consists of natural gas processing activities conducted at the Cerri Complex, located near the city of Bahía Blanca, Province of Buenos Aires, where all of TGS’s main natural gas pipelines connect, and where ethane, propane, butane and natural gasoline are recovered. TGS sells its production of liquids in the domestic and the international markets. TGS sells part of its production of propane and butane to liquids marketers in the domestic market. The remainder of these products and all of its natural gasoline are exported at current international market prices. Ethane is entirely sold in the domestic market to PBB-Polisur S.A. at agreed prices.

Liquids Production and Commercialization segment revenues increased Ps. 1,121.8 million in the nine-month period ended September 30, 2014 when compared to the same period last year. This increase is mainly due to: (i) the variation in the foreign exchange rate of the Argentine peso related to the U.S. dollar, (ii) better sale prices for propane, butane and natural gasoline as a result of the increase in the international reference prices in the nine-month period ended September 30, 2014, as well as (iii) the impact of the annual adjustment of the price of ethane and (iv) the favorable weather conditions which increased the volume sold by TGS’ own account.

Other services

3

The Company renders “midstream” services that mainly consist of gas conditioning, gathering and compression services, which are generally rendered at wellhead, as well as activities related to construction, operation and maintenance of pipelines and compressor plants. Other services also include telecommunication services rendered by Telcosur S.A., a company controlled by TGS.

Other Services revenues increased by Ps. 135.5 million in the nine-month period ended September 30, 2014 when compared to the same period of 2013 primarily due to: (i) compression and processing services for higher flows of natural gas received and the impact of the foreign exchange rate over the tariffs, (ii) new midstream contracts, (iii) higher revenues from management services rendered to the gas trust for the realization of the expansions in the pipeline system, and (iv) higher revenues from telecommunication services.

Cost of sales and administrative and selling expenses

Operating costs, administrative and selling expenses increased approximately Ps. 959.8 million in the nine-month period ended September 30, 2014 when compared to the same period last year. This variation is primarily attributed to an increase in variable production costs in the Liquids segment mainly due to the increased price of natural gas, purchased as RTP for the Cerri Complex. In addition, there were increases in tax on exports due to the variation of the foreign exchange rate and in labor costs.

Other operating results

Other operating results for the nine-month period ended September 30, 2014 decreased by Ps. 15.4 million, in comparison to the same period of 2013. This variation is mainly attributable to the provisions for contingencies accruals and allowances for doubtful accounts recorded during the nine-month period ended September 30, 2014.

Net financial expense

Net financial expense increased by Ps. 304.1 million at the close of the nine-month period ended September 30, 2014 compared to the amount reported in the same period last year. The breakdown of net financial expense is as follows:

This increase was mainly related to: (i) the Ps. 264.4 million increase in the foreign exchange loss which was generated by approximately a 29% higher devaluation of the local currency in the nine-month period ended September 30, 2014, (ii) the Ps. 80.5 million of negative results in derivative financial instruments and, (iii) the  higher negative interest by Ps. 72.5 million. These negative effects were partially offset by the improvement in the performance of TGS’ financial investments during the nine-month period ended September 30, 2014.

4

Income tax expense

For the nine-month period ended September 30, 2014, TGS reported a Ps. 39.6 million income tax expense, compared to Ps. 31.2 million reported in the same period of 2013. The positive variation was mainly due to the lower income before income tax in the nine-month period ended September 30, 2014.

2. Liquidity

The Company’s primary sources and application of funds during the nine-month periods ended September 30, 2014 and 2013 are shown in the table below:

The net increase in cash flows provided by operating activities was Ps. 198.5 million and was mainly related to additional cash flow generated by the Liquids Production and Commercialization segment.

Finally, the variation in the Cash flows used in financial activities was mainly due to the cancellation of the principal of TGS’ financial debt in May 2014. This effect was offset by the dividend payment approved by the Board of Directors during its meeting of December 6, 2012, following the resolutions taken during the Ordinary Shareholders' Meeting held on April 12, 2012.

3. Third Quarter 2014 vs. Third Quarter 2013

The following table presents a summary of the consolidated results of operations for the third quarters ended September 30, 2014 and 2013:

5

Total Net Revenues increased Ps. 413.1 million in the third quarter of 2014, when compared to the third quarter of 2013. Net revenues from Natural Gas Transportation business segment increased by Ps. 28.4 million in the third quarter 2014, when compared with the same period of the previous year. This increase is mainly explained by: (i) more services of natural gas transportation intended for export, (ii) the impact of the new rate schedules for natural gas transportation tariffs (that had remained unchanged for fourteen years) approved by Resolution No. I-2852, which not only does not comply with the provisions of the 2008 Transitional Agreement, but also does not compensate the sustained increase in operating costs, and (iii) higher provision of interruptible services.

The Production and Commercialization of Liquids segment revenue increased by Ps. 339.9 million in the third quarter of 2014 compared with the same period of the previous year, mainly due to: (i) an increase in the volumes sold, (ii) an increase in the natural gas processing on TGS’s own account, (iii) an increase in the foreign exchange rate of the Argentine peso compared to the U.S. dollar, and (iv) an increase in the international reference prices.

Other Services revenues increased by Ps. 44.8 million in the third quarter of 2014 compared to the same period of 2013, primarily due to new midstream contracts and the impact of the foreign exchange rate over the tariffs.

Cost of sales and administrative and selling expenses were Ps. 763.1 million in the third quarter of 2014, representing a Ps. 296.3 million increase from the same period of 2013. This variation is mainly attributed to: (i) the increase of Ps. 173.6 million in variable production costs in the Liquids segment, (ii) higher tax on exports by Ps. 44.4 million and (iii) higher labor costs by Ps. 35.4 million.

Other operating income recorded in the third quarter of 2014 decreased by Ps. 5.0 million compared to the same quarter of the previous year, mainly due to higher provisions accruals recorded during the third quarter of 2014 and the recovery of labor provisions in the third quarter of 2013.

Net financial expense was Ps. 130.0 million in the third quarter of 2014, compared to Ps. 150.8 million reported in the same period of 2013. This positive variation of Ps. 20.8 million is mostly attributable to a lower foreign exchange loss and higher interest generated by financial investments. These effects were partially compensated by the loss generated by the derivate financial instruments and higher negative interests from loans.

4. Consolidated Statements of Financial Position

Summary of the consolidated statements of financial position information as of September 30, 2014 and 2013:

6

5. Consolidated Statements of Comprehensive Income Summary

Summary of the consolidated statements of comprehensive income information for the nine-month periods ended September 30, 2014, 2013 and 2012:

6. Statistical Data (Physical Units)

7. Comparative ratios

7

8. Other Information

TGS share market value in Buenos Aires Stock Exchange at closing of last business day

	2014	2013	2012	2011	2010
January	4.13	3.10	2.78	4.79	2.16
February	4.20	2.56	2.75	4.45	2.14
March	4.58	2.82	2.88	3.90	2.60
April	5.14	3.04	2.63	4.50	2.59
May	6.45	2.91	2.62	3.10	2.50
June	5.57	2.60	2.20	3.22	2.50
July	6.08	3.06	2.30	3.14	2.93
August	7.04	3.35	2.27	3.20	2.75
September	10.00	3.80	2.12	2.85	2.78
October		4.15	1.90	3.20	3.16
November		4.36	1.92	2.80	3.95
December		3.80	2.22	2.75	4.61

9. Outlook

Under the framework of the 2008 Transitional Agreement between the UNIREN and TGS which was ratified by Presidential Decree No. 1,918/09, ENARGAS (the National Gas Regulatory Body) published its Resolution No. I-2852 on April 7, 2014, which established the new rate schedules, including increases to the natural gas firm and interruptible transportation rates. Although the Transitional Agreement establishes that the tariff increase is effective retroactively starting September 1, 2008, the new rate schedules only establish a progressive 8% increase starting April 1, 2014, an accumulated 14% increase starting June 1, 2014 and an accumulated 20% increase starting August 1, 2014. The Company filed a motion for reconsideration before ENARGAS due to the omission   regarding the methodology to recover the increase that should have been effective as of September 1, 2008 following the provisions of the Transitional Agreement. In addition, TGS notified the National Government regarding the motion for reconsideration filed before ENARGAS, in order to obtain the necessary measures to be taken to fulfill with the sentence ruled by Argentine courts.

This transitional tariff increase represents the first increase received since 1999. Although this tariff increase represents an improvement over the prospect of achieving a comprehensive and final agreement, for the remainder of 2014, we will take the necessary steps in order to achieve the whole implementation of the Transitional Agreement. Moreover, we will also keep managing the expansion works in our pipeline system promoted by the Argentine Government under the Gas Trust Fund Program, which will not only bring us revenues related to the management of the works, but will increase our revenues related to the operation and maintenance of the assets owned by the Trust Funds as well. Within our goals we also contemplate the ongoing monitoring of the economic-financial situation that allows performing efficient management of resources.

Finally, we continue the negotiations with the National Government for the adjustment of the Charge for Access and Use (“CAU”) which has been created through Presidential Decree No. 180/05 to compensate TGS for the operation and maintenance of the natural gas transportation assets, mainly pipeline expansions owned by the Gas Trusts.

Within the scope of the Liquids business, our action will be aimed at ensuring the availability of natural gas for its processing at reasonable costs, we will work to minimize negative impacts derived from external factors and we will remain alert to seize feasible alternatives for the supply of natural gas.

With respect to the Other Services business segment, we will search for opportunities related to the rendering of midstream and telecommunications service.

8

During 2014, we intend to take measures to restrain operation and maintenance cost increases, without affecting the reliability and availability of the gas transportation system; we plan to strengthen the continuous improvement process in safety and occupational health by means of several actions -such as risk management standardization and systemization in pipelines, compressor plants and processing facilities-; and lastly, we are determined to go further ahead with the permanent technical training of our operations staff and strengthen it with new initiatives.

Autonomous City of Buenos Aires, October 28, 2014.

Ricardo I. Monge

Chairman of the Board of Directors

9

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

 (Stated in thousands of pesos as described in Note 3 except for basic and diluted earnings per share)

Ricardo I. Monge

Chairman of the Board of Directors

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2014 AND DECEMBER 31, 2013

(Stated in thousands of pesos as described in Note 3)

Ricardo I. Monge

Chairman of the Board of Directors

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2014 AND 2013

(Stated in thousands of pesos as described in Note 3)

Shareholders Contributions			Retained Earnings							
	Common stock	Inflation adjustment to common stock	Total common stock	Legal reserve	Future Dividends Reserve	Future Capital Expenditures Reserve	Accumulated retained earnings	Subtotal	Total	Non-Controlling interests	Total
Balances at December 31, 2012	794,495	550,805	1,345,300	224,918	118,291	114,982	230,375	688,566	2,033,866	1	2,033,867
Comprehensive income for the nine-month period	-	-	-	-	-	-	48,849	48,849	48,849	1	48,850
Resolution of the Board of Directors' Meeting held on March 18, 2013											
Cash dividends	-	-	-	-	(118,291)	-	-	(118,291)	(118,291)	-	(118,291)
Resolutions of the Ordinary Shareholders' Meeting held on April 25, 2013											
Derecognition of the Future Capital Expenditures Reserve	-	-	-	-	-	(114,982)	114,982	-	-	-	-
Legal Reserve	-	-	-	11,961	-	-	(11,961)	-	-	-	-
Future Dividends Reserve	-	-	-	-	202,239	-	(202,239)	-	-	-	-
Future Capital Expenditures Reserve	-	-	-	-	-	140,000	(140,000)	-	-	-	-
Balances at September 30, 2013	794,495	550,805	1,345,300	236,879	202,239	140,000	40,006	619,124	1,964,424	2	1,964,426
Comprehensive income for the three-month period	-	-	-	-	-	-	58,655	58,655	58,655	1	58,656
Balances at December 31, 2013	794,495	550,805	1,345,300	236,879	202,239	140,000	98,661	677,779	2,023,079	3	2,023,082
Comprehensive income for the nine-month period	-	-	-	-	-	-	77,850	77,850	77,850	4	77,854
Dividends distribution to non-controlling interest (1)	-	-	-	-	-	-	-	-	-	(2)	(2)
Resolutions of the Ordinary Shareholders' Meeting held on April 30, 2014											
Derecognition of the Future Capital Expenditures Reserve	-	-	-	-	(202,239)	(140,000)	342,239	-	-	-	-
Legal Reserve	-	-	-	5,375	-	-	(5,375)	-	-	-	-
Future Dividends Reserve	-	-	-	-	260,525	-	(260,525)	-	-	-	-
Future Capital Expenditures Reserve	-	-	-	-	-	175,000	(175,000)	-	-	-	-
Balances at September 30, 2014	794,495	550,805	1,345,300	242,254	260,525	175,000	77,850	755,629	2,100,929	5	2,100,934

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(1) Dividends distributed by Telcosur to the non-controlling interest in May 2014.

Ricardo I. Monge

Chairman of the Board of Directors

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER, 2014 AND 2013

(Stated in thousands of pesos as described in Note 3)

_____________________________________________________________________________________________________

2014	2013
Cash flows provided by operating activities		
Total comprehensive income for the period	77,854	48,850
Reconciliation of total comprehensive income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	190,071	181,813
Consumption of materials	3,275	3,037
Share of profit from associates	(2,837)	115
Increase / (decrease) in allowances and provisions	16,189	(6,541)
Interest expense accrual	219,196	151,939
Interest income on Other financial assets other than Cash and cash equivalents	(41,349)	(11,735)
Income tax	39,598	31,243
Derivative financial instrument results	76,778	(3,725)
Foreign exchange loss	512,042	277,281
Non-cash revenues from sales	-	(750)
Changes in assets and liabilities:		
Trade receivables	(168,155)	39,494
Other receivables	(38,616)	(13,199)
Inventories	(70,961)	42,699
Trade payables	56,719	(71,545)
Payroll and social security taxes	7,148	3,470
Taxes payables	(22,047)	(18,727)
Income tax	(45,961)	(19,770)
Other payables	1,083	(211)
Provisions	(13,238)	(18,171)
Interest paid	(94,572)	(81,564)
Income tax paid	(17,120)	(60,017)
Derivative financial instruments	(42,812)	-
Advances from customers	45,186	15,054
Cash flows provided by operating activities	687,471	489,040
Cash flows used in investing activities		
Additions to property, plant and equipment	(249,576)	(128,300)
Other financial assets other than Cash and cash equivalents	116,143	-
Cash flows used in investing activities	(133,433)	(128,300)
Cash flows used in financing activities		
Payment of loans	(765,370)	(2,222)
Dividends paid to the Company's shareholders	-	(263,659)
Dividends paid to non-controlling interest	(2)	-
Cash flows used in financing activities	(765,372)	(265,881)
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	(211,334)	94,859
Cash and cash equivalents at the beginning of the year	893,812	693,044
Foreign exchange gains on Cash and cash equivalents	49,861	30,277
Cash and cash equivalents at the end of the period	732,339	818,180

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

For supplemental cash flow information see Note 7.

Ricardo I. Monge

Chairman of the Board of Directors

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

1.

BUSINESS DESCRIPTION

Transportadora de Gas del Sur S.A. (“TGS”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). TGS commenced operations on December 29, 1992 and it is engaged in the Transportation of Natural Gas and Production and Commercialization of natural gas Liquids (“Liquids”). TGS’s pipeline system connects major gas fields in southern and western Argentina with gas distributors and industries in those areas and in the greater Buenos Aires area. The natural gas transportation license to operate this system was exclusively granted to TGS for a period of thirty-five years (“the License”). TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by the Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where TGS processes natural gas by extracting liquids, was transferred from GdE along with the gas transmission assets. TGS also provides midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation and maintenance services. Also, telecommunications services are provided through the subsidiary Telcosur S.A. (“Telcosur”). These services consist of data transmission services through a network of terrestrial and digital radio relay.

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the common stock. Local and foreign investors hold the remaining ownership of TGS’s common stock. CIESA is under co-control of: (i) Petrobras Argentina S.A. (“Petrobras Argentina”) and a subsidiary (jointly “Petrobras Argentina Group”), which altogether hold 50% of CIESA’s common stock and (ii) CIESA Trust (whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina) (“the Trust”) who has a trust shareholding of 40%. The remaining 10% is held by EPCA S.A. (“EPCA”) – belonging to Pampa Energía S.A. (“Pampa Energía”) – which exercises significant influence in CIESA.

The current ownership of CIESA’s common stock is the result of the first stage of the Master Settlement and Mutual Release Agreement, signed on April 16, 2004 by Petrobras Argentina Group and subsidiaries of Enron Corp. (“Enron”) as of such date. The shareholding exchange was carried out on August 29, 2005, after ENARGAS approval by Note No. 4,858 issued in July 2005. At that time, Enron subsidiaries transferred 40% of the outstanding share capital of CIESA to the Trust; and Petrobras Argentina Group transferred its TGS class “B” common shares (representing 7.35% of the outstanding share capital of TGS) to Enron subsidiaries. Later, and within the framework of a settlement agreement entered into among CIESA, Petrobras Argentina Group, Inversiones Argentina I, Pampa Inversiones S.A. (both related companies of Pampa Energía) and Pampa Energía, owner of the total amount of the financial indebtedness of CIESA as of July 13, 2012, CIESA transferred 34,133,200 TGS Class B common shares –representing 4.2962% in TGS- to Pampa Energía. ENARGAS gave consent to the transfer of CIESA's shares to Pampa Energía. The Comisión Nacional de Defensa de la Competencia (“CNDC”) has not pronounced yet.

2.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

TGS presents its condensed interim consolidated financial statements for the nine-month periods ended September 30, 2014 and 2013 in compliance with the provisions of Title IV, Chapter I, Section I, Article b.1 of the Rules of the Comisión Nacional de Valores ("CNV") ("New Text 2013" or "NT 2013") adopted by General Resolution No. 622/13. In these condensed interim consolidated financial statements, TGS and Telcosur, its consolidated subsidiary, are jointly referred to as “the Company”.

3.

BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with and complied with International Accounting Standard 34 (“IAS 34”) issued by the International Accounting Standards Board (“IASB”) adopted by the CNV through NT 2013. These condensed interim financial statements do not include all information and disclosures required for annual

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

financial statements and should be read in conjunction with TGS’ annual financial statements as of December 31, 2013 issued on February 11, 2014.

The condensed interim consolidated financial statements are stated in thousands of Argentine pesos (“Ps.” or “pesos”), the functional currency of the Company and its subsidiary, unless otherwise stated.

Detailed data reflecting subsidiary control as of September 30, 2014 is as follows:

	% of shareholding
Company	and votes	Closing date	Main activity

Telcosur	99.98	December 31	Telecommunication Services

4.

SIGNIFICANT ACCOUNTING POLICIES

The following standards, amendments and interpretations apply to the Company as from this fiscal year, which have had no significant impact on the financial position and results of operations.

IFRIC 21 "Levies"

Provides guidance regarding the recognition of liabilities for a levy imposed by a government, both for those that are accounted for in accordance with IAS 37 and those with certain term and amount. Liabilities for levies should be recognized only when the obligating event triggers the payment of the levy as identified in the legislation giving rise to them.

IAS 32 "Financial Instruments - Presentation"

In December 2011, the IASB has issued an amendment to the application guidance in IAS 32 “Financial Instruments - Presentation”, to clarify some of the requirements for offsetting financial assets and liabilities on the statements of financial positions. The amendment is applicable for annual periods beginning on or after January 1, 2014, with earlier application permitted.

IAS 36 "Impairment of Assets"

IAS 36 amendment requires the disclosure of the recoverable amount of an asset or cash generating unit when an impairment loss has been recognized or reversed. It also requires additional disclosure of how the fair value less costs of disposal has been measured when an impairment loss has been recognized or reversed which includes, among others, the recoverable value, valuation techniques used in fair values used if categorized as level 2 and 3.

IAS 39 "Financial Instruments"

IAS 39 amendment allows hedge accounting to continue in a situation where a derivative, which has been designated as a hedging instrument, is novated to effect clearing with a central counterparty as a result of laws or regulations, if specific conditions are met (in this context, a novation indicates that parties to a contract agree to replace their original counterparty with a new one). The amendment is applicable for annual periods beginning on or after January 1, 2014, with earlier application permitted.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

The accounting policies applied to these interim condensed financial statements are consistent with those used in the financial statements for the last financial year prepared under IFRS, which ended on December 31, 2013.

5.

FINANCIAL RISK MANAGEMENT

The Company’s activities and the market in which it operates expose it to a series of financial risks: market risk (including foreign exchange risk, cash flows interest rate risk, and commodity price risk), credit risk and liquidity risk.

There have been no significant changes since the last annual financial statements in risk management policies.

6.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the condensed interim consolidated financial statements in conformity with generally accepted accounting principles requires management to make accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. These estimates require management to make difficult, subjective or complex judgments and estimates about matters that are inherently uncertain. Management bases its estimates on various factors, including past trends, expectation of future events regarding the outcome of events and results and other assumptions that it believes are reasonable.

In the preparation of these condensed interim consolidated financial statements, the critical judgments made by the Company when applying its accounting policies as well as the information sources used for the respective estimates are the same of those applied in the consolidated financial statements for the year ended December 31, 2013. As the issuance of these interim consolidated financial statements, cash flows used for the calculation of the value in use of the property, plant and equipment involved in the natural gas transportation segment were restated to reflect the impact of the transitional tariff increase granted by Resolution No. I-2852/14 (for more information, see Note 17 to these condensed interim consolidated financial statements).

Based on the method of the discounted future cash flows explained in the financial statements as of December 31, 2013, the estimated discounted cash flows were higher than the carrying amount of such assets as of September 30, 2014.

7.

SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the condensed interim consolidated statement of cash flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The cash flow statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income for the period to net cash flows from operating activities.

Non-cash investing and financing activities for the nine-month periods ended September 30, 2014 and 2013 are presented below:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

8.

CONSOLIDATED BUSINESS SEGMENT INFORMATION

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Board of Directors.

The Company analyzes its businesses into three segments: (i) Natural Gas Transportation Services, (ii) Liquids Production and Commercialization and (iii) Other Services. Liquids Production and Commercialization segment and Other Services segment are not regulated by ENARGAS.

Detailed information on each business segment for the nine-month periods ended September 30, 2014 and 2013 is disclosed below:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

9.

SUMMARY OF SIGNIFICANT STATEMENT OF FINANCIAL POSITION AND STATEMENT OF COMPREHENSIVE INCOME ITEMS

a)

Other receivables

The breakdown of other receivables based on its currency of origin is the following:

b)

Trade receivables

The breakdown of trade receivables based on its currency of origin is the following:

The movement of the allowance for doubtful accounts is as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

c)

Cash and cash equivalents

The breakdown of cash and cash equivalents based on its currency of origin is the following:

d)

Advances from customers (1)

Advances from customers are denominated in pesos.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

e)

Other payables

Other payables are denominated in pesos.

f)

Taxes payables

Taxes payables are denominated in pesos.

g)

Trade payables

The breakdown of trade payables based on its currency of origin is the following:

h)

Cost of sales

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3)

___________________________________________________________________________________________________________________________________________________________

i)

Expenses by nature – Information required under art. 64 paragraph I, clause B)  Commercial Companies Law

Accounts	2014 Total	2014 Operating expenses Regulated Activities	2014 Operating expenses Non Regulated Activities	2014 Administrative expenses	2014 Selling expenses	2014 Financial expenses	2013 Total
Salaries, wages and other contributions	290,991	159,248	58,731	55,161	17,851	-	214,740
Social security taxes	54,969	27,214	10,714	13,076	3,965	-	42,054
Compensation to Directors and Supervisory Committee	2,655	-	-	2,655	-	-	1,852
Professional services fees	17,237	331	1,645	14,444	817	-	12,099
Technical operator assistance fees	58,533	1,381	57,152	-	-	-	33,574
Materials	18,275	6,855	11,420	-	-	-	13,264
Third parties services	29,315	11,080	14,926	3,309	-	-	21,720
Telecommunications and post expenses	2,575	167	500	1,813	95	-	2,049
Rents	1,306	266	105	805	130	-	1,030
Transports and freight	10,820	7,779	2,828	213	-	-	7,430
Easements	10,206	10,206	-	-	-	-	12,256
Offices supplies	1,068	291	107	596	74	-	829
Travels expenses	3,999	1,989	692	895	423	-	2,830
Insurance	13,994	8,474	4,866	614	40	-	11,682
Property, plant and equipment maintenance	64,229	38,997	23,145	1,686	401	-	51,361
Depreciation of property, plant and equipment	190,071	130,952	48,627	10,492	-	-	181,813
Taxes and contributions	482,378	38,926	15,848	5,161	422,443 (1)	-	291,285 (1)
Advertising	108	-	-	-	108	-	62
Banks expenses	844	-	-	795	49	-	642
Interests expense	232,201	-	-	-	-	232,201	160,042
Foreign exchange loss	738,180	-	-	-	-	738,180	342,525
Other financial charges	38,057	-	-	-	-	38,057	22,626
Derivative financial instruments results	76,778	-	-	-	-	76,778	(3,725)
Costs of services rendered to third parties	11,225	-	11,225	-	-	-	10,969
Transactions among business segments	-	(11,957)	11,957	-	-	-	-
Other expenses	12,426	4,753	2,805	4,595	273	-	7,524
Total 2014	2,362,440	436,952	277,293	116,310	446,669	1,085,216	
Total 2013		375,869	191,188	86,818	267,190	521,468	1,442,533

(1) Includes tax on exports of Ps. 342,519 and Ps. 205,103 for the nine-month periods ended September 30, 2014 and 2013.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

j)

Net financial results

k)

Other operating (expenses) / income

l)

 Other financial assets at fair value through profit or loss

The breakdown of other financial assets at fair value through profit or loss based on its currency of origin is the following:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

10.

INVESTMENTS IN ASSOCIATES

As of the date of issuance of these condensed interim financial statements, Telcosur has distributed cash dividends. On May 16, 2014, according to resolutions of the Ordinary Shareholders Meeting of Telcosur, payment of cash dividends to TGS was Ps. 10,151.

11.

SHARE OF PROFIT / (LOSS) FROM ASSOCIATES

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

___________________________________________________________________________________________________________________________________________________________

12.

PROPERTY, PLANT AND EQUIPMENT

09/30/2014											12/31/2013
	Cost					Depreciation						
Account	Beginning of the year	Additions	Retirements	Transfers	End of the period	Accumulated at the beginning of the year	Retirements	For the period	Rate %	Accumulated at at the end of the period	Net book value	Net book value
Pipelines	3,612,277	-	-	10,895	3,623,172	1,348,651	-	64,288	2.2	1,412,939	2,210,233	2,263,626
Compressor plants	1,354,086	-	-	75,061	1,429,147	762,272	-	53,616	3.3 to 25	815,888	613,259	591,814
Other industrial plants	2,868	-	-	-	2,868	358	-	73	3.3	431	2,437	2,510
Stations of regulation and/or measurement of pressure	126,403	-	-	1,839	128,242	77,640	-	3,872	4.0	81,512	46,730	48,763
Other technical installations	28,342	-	-	13	28,355	19,027	-	731	6.7	19,758	8,597	9,315
Subtotal assets related to natural gas transportation service	5,123,976	-	-	87,808	5,211,784	2,207,948	-	122,580		2,330,528	2,881,256	2,916,028
Assets related to natural gas upstream service	205,084	-	-	689	205,773	103,669	-	5,994	2.2 to 25	109,663	96,110	101,415
Assets related to liquids production and commercialization service	677,111	-	-	15,933	693,044	483,606	-	32,206	5.9	515,812	177,232	193,505
Lands	6,279	-	-	-	6,279	-	-	-	-	-	6,279	6,279
Buildings and constructions	184,665	-	-	6,126	190,791	93,198	-	3,343	2.0	96,541	94,250	91,467
Fittings and features in building	5,692	-	-	28,283	33,975	3,539	-	423	4.0	3,962	30,013	2,153
Machinery, equipment and tools	43,036	694	-	168	43,898	34,941	-	1,260	6.7 to 20	36,201	7,697	8,095
Computers and Telecommunication systems	363,374	-	-	19,568	382,942	264,435	-	16,375	6.7 to 20	280,810	102,132	98,939
Vehicles	28,122	2,899	-	-	31,021	19,210	-	2,176	10 and 20	21,386	9,635	8,912
Furniture	13,147	-	-	-	13,147	12,645	-	75	10	12,720	427	502
Capitalization of foreign exchange loss	177,272	-	-	-	177,272	91,233	-	5,639	4	96,872	80,400	86,039
Materials	226,701	78,107	3,276	(31,178)	270,354	-	-	-	-	-	270,354	226,701
Line pack	13,872	-	-	-	13,872	1,618	-	-	-	1,618	12,254	12,254
Works in progress	214,619	152,342	-	(127,397)	239,564	-	-	-	-	-	239,564	214,619
Total	7,282,950	234,042	3,276	-	7,513,716	3,316,042	-	190,071		3,506,113	4,007,603	3,966,908

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

13.

LOANS

In order to improve the maturity profile of TGS’s financial debt, on February 11, 2014, TGS issued the 2014 Notes in aggregate principal amount of US$255,451,506 under its 2014 Program in exchange for a portion of the outstanding Series I Notes created under the Global Program 2007 (“the 2007 Notes”). The 2014 Program provides for the issuance of up to a maximum principal amount of US$400 million in notes, and was authorized by resolutions of an Extraordinary Shareholders’ Meeting dated April 25, 2013, and by resolutions of its Board of Directors adopted on July 23, 2013 and December 23, 2013. The program was also authorized by the CNV on January 3, 2014, after the issuance of Resolution No. 17,262.

On January 10, 2014, TGS launched an exchange offer for the 2007 Notes to its creditors. The period of acceptance of this offer expired on February 7, 2014. Considering the percentage of acceptance received which amounted to 67%, the financial debt of the Company was comprised as follows:

The 2014 Notes are traded in the Bolsa de Comercio de Buenos Aires ("BCBA"), the Mercado Abierto Electrónico (“MAE”) and the Euro MTF of the Luxembourg Exchange.

The terms and conditions of the 2014 Notes are similar to those applied to the 2007 Notes, having not changed financial covenants with respect to those effective for the 2007 Notes. According to the criteria established by IAS 39, the exchange offer was not accounted for as an extinguishment of financial liabilities, and thus, the costs paid are amortized over the remaining life of the 2014 Notes.

The fair values are based on cash flows discounted at an effective rate of 10.126%.

Short-term and long-term loans as of September 30, 2014 and December 31, 2013 comprise the following:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The breakdown of loans based on its currency of origin is the following:

The activity of the loans as of September 30, 2014 and 2013 is the following:

The maturities of the current and non-current loans as of September 30, 2014 are as follows:

14.

INCOME TAX AND DEFERRED TAX

As of the date of the issuance of these condensed interim consolidated financial statements, there are no significant changes with respect to the situation disclosed by the Company as of December 31, 2013.

The reconciliation between the tax computed for tax purposes and the income tax expense charged to the statement of comprehensive income in the nine-month periods ended September 30, 2014 and 2013 is as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

15.

PROVISIONS

16.

FINANCIAL INSTRUMENTS BY CATEGORY AND HIERARCHY

16.1

 Financial instrument categories

There have been no significant changes regarding the accounting policies for the categorization of financial instruments since the policies disclosed by the Company as of December 31, 2013.

The categories of financial assets and liabilities as of September 30, 2014 and December 31, 2013 are as follows:

September 30, 2014			
	Financial assets at fair value	Financial assets held to maturity	Loans and other receivables	Total
CURRENT ASSETS				
Trade receivables	-	-	547,286	547,286
Other receivables	-	-	54,868	54,868
Other financial assets at fair value through profit or loss	190,377	-	-	190,377
Cash and cash equivalents	6,467	439,301	286,571	732,339
Total current assets	**196,844**	**439,301**	**888,725**	**1,524,870**
NON-CURRENT ASSETS				
Trade receivables	-	-	42,917	42,917
Other receivables	-	-	8,005	8,005
Loans to related parties	-	-	260,561	260,561
Other financial assets at fair value through profit or loss	23,423	-	-	23,423
Total non-current assets	**23,423**	-	**311,483**	**334,906**
Total assets	**220,267**	**439,301**	**1,200,208**	**1,859,776**

	Financial liabilities at fair value	Financial liabilities held to maturity	Other financial liabilities	Total
CURRENT LIABILITIES				
Trade payables	-	-	415,226	415,226
Derivative financial instruments	7,466	-	-	7,466
Loans	-	-	356,677	356,677
Payroll and social security taxes payables	-	-	60,969	60,969
Other payables	-	-	3,083	3,083
Total current liabilities	**7,466**	-	**835,955**	**843,421**
NON-CURRENT LIABILITIES				
Loans	-	-	2,131,654	2,131,654
Other payables	-	-	459	459
Total non-current liabilities	-	-	**2,132,113**	**2,132,113**
Total liabilities	**7,466**	-	**2,968,068**	**2,975,534**

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

December 31, 2013			
	Financial assets at fair value	Financial assets held to maturity	Loans and other receivables	Total
CURRENT ASSETS				
Trade receivables	-	-	418,583	418,583
Other receivables	-	-	63,429	63,429
Derivative financial instruments	26,500	-	-	26,500
Other financial assets at fair value through profit or loss	251,734	-	-	251,734
Cash and cash equivalents	2,746	778,218	112,848	893,812
Total current assets	**280,980**	**778,218**	**594,860**	**1,654,058**
NON-CURRENT ASSETS				
Trade receivables	-	-	38,136	38,136
Other receivables	-	-	47,829	47,829
Loans to related parties	-	-	194,154	194,154
Other financial assets at fair value through profit or loss	19,155	-	-	19,155
Total non-current assets	**19,155**	-	**280,119**	**299,274**
Total assets	**300,135**	**778,218**	**874,979**	**1,953,332**

	Financial liabilities at fair value	Financial liabilities held to maturity	Other financial liabilities	Total
CURRENT LIABILITIES				
Trade payables	-	-	384,939	384,939
Loans	-	-	644,996	644,996
Payroll and social security taxes payables	-	-	67,020	67,020
Other payables	-	-	2,721	2,721
Total current liabilities	-	-	**1,099,676**	**1,099,676**
NON-CURRENT LIABILITIES				
Loans	-	-	1,862,231	1,862,231
Total non-current liabilities	-	-	**1,862,231**	**1,862,231**
Total liabilities	-	-	**2,961,907**	**2,961,907**

16.2

Fair value measurement hierarchy and estimates

According to IFRS 13, the fair value hierarchy introduces three levels of inputs based on the lowest level of input significant to the overall fair value. These levels are:

•

Level 1: includes financial assets and liabilities whose fair values are estimated using quoted prices (unadjusted) in active markets for identical assets and liabilities. The instruments included in this level primarily include balances in mutual funds and public or private bonds listed on the BCBA.

•

Level 2:  includes financial assets and liabilities whose fair value is estimated using different assumptions quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (for example, derived from prices). Additionally within this level, the Company included derivative financial instruments. For the calculation of fair value, it was calculated taking into consideration quoted prices of similar instruments.

•

Level 3: includes financial instruments for which the assumptions used in estimating fair value are not based on observable market information.

The table below shows different assets and liabilities at their fair value classified by hierarchy as of September 30, 2014:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The carrying amount of the financial assets and liabilities is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As of September 30, 2014 and December 31, 2013, the carrying amount of certain financial instruments used by the Company including cash, cash equivalents, other investments, receivables, payables and short-term loans are representative of fair value because of the short-term nature of these instruments.

The estimated fair value of other Non-current assets and Other loans does not differ significantly from the carrying amount. The following table reflects the carrying amount and estimated fair value of the 2007 Notes and the 2014 Notes at September 30, 2014 based on their quoted market price:

17

REGULATORY FRAMEWORK

As of the date of the issuance of these Financial Statements, there are no significant changes with respect to the situation disclosed by the Company as of December 31, 2013, except for that which is indicated below:

a)   General framework and current tariff context:

Under the framework of the 2008 Transitional Agreement between the UNIREN and TGS which was ratified by Presidential Decree No. 1,918/09, the ENARGAS issued Resolution No. I-2852 on April 7, 2014, in which the new rate schedules authorizing an increase to the rate applicable to the natural gas firm and interruptible transportation rates were published. The new rate schedules establish only a progressive 8% increase as from April 1, 2014, an accumulated 14% increase as from June 1, 2014 and an accumulated 20% increase as from August 1, 2014. The tariff increase is exiguous given the increase in operating costs suffered.

This tariff increase will be aimed to the implementation of an investment plan of expansion works in the pipeline system in order to guarantee the quality of the rendering of natural gas in accordance with the guidelines established in the Natural Gas Industry Regulatory Framework.

The publication of the new rate schedules partially implement the 2008 Transitional Agreement signed by TGS with the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”)  (the "Transitional Agreement") on October 9, 2008, which was ratified by Presidential Decree No. 1,918/09. The Transitional Agreement establishes that the tariff increase is effective retroactively starting September 1, 2008. The Company filed a motion for reconsideration before ENARGAS due to the omission regarding the methodology to recover the increase that should have been effective as from September 1, 2008 to March 31, 2014 following the provisions of the Transitional Agreement. In addition, TGS notified the National Government regarding the motion for reconsideration filed before ENARGAS in order to obtain the necessary measures to be taken to fulfill with the sentence ruled by Argentine courts.

As part of the negotiations with the UNIREN, TGS continues focusing on following the necessary steps aimed to sign the Integral License Renegotiation Agreement initialed by TGS in October 2011. The indemnity given corresponds to the arbitration action initiated by Enron Corp. and Ponderosa Assets against the National Government for the damages suffered by Law 25,561 (Public Emergency Law). Although the executive secretariat of the UNIREN ruled favorably regarding the terms reached in the agreement accepted by TGS and recommended the signature of the Ministers of Economy and Finance, National Planning, Infrastructure and Services, as of the date of the issuance of these condensed interim consolidated financial statements, it has been unable to materialize. Consequently, the Company is evaluating alternative courses of action.

TGS continues the negotiations with the National Government for the adjustment of the Charge for Access and Use (“CAU”) which has been created through Presidential Decree No. 180/05 to

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

compensate TGS for the operation and maintenance of the natural gas transportation assets, mainly pipeline expansions owned by the Gas Trusts.

Regarding the claim that Enron Corp. jointly with Ponderosa Assets L.P. initiated against the Argentine Republic before the International Center for the Settlement of Investment Disputes (“ICSID”) under the scope of the World Bank, on July 16, 2014, the parties agreed its suspension until January 12, 2015.

18

COMMON STOCK AND DIVIDENDS

a)

Common stock structure and shares’ public offer

As of September 30, 2014 and 2013, TGS’ common stock was as follows:

Common Shares Class (Face value $ 1, 1 vote)	Amount of common stock, subscribed, issued, paid in, and authorized for public offer
Class “A”	405,192,594
Class “B”	389,302,689
794,495,283

TGS's shares are traded on the BCBA and under the form of the ADSs (registered with the SEC and representing 5 shares each) on the New York Stock Exchange.

19

LEGAL CLAIMS AND OTHER MATTERS

As of the date of the issuance of these Financial Statements, there are no significant changes with respect to the situation disclosed by the Company as of December 31, 2013, except for that which is indicated below:

a)   Exemption of the sales of liquids in turnover tax

On February 18, 2014, TGS received the assessment from the Tax Bureau of the Province of Buenos Aires which was approved by the Tax Court on May 8, 2014. On September 25, 2014, the Tax Bureau of the Province of Buenos Aires modified the assessment made on February 18, 2014, adjusting the criteria established by the Tax Court in its judgment dated February 15, 2013, that was agreed by TGS, which proceeded to pay the Ps. 13.2 million in order to benefit from a debt adjustment plan that included a debt reduction in interest owed.

As of September 30, 2014, TGS maintains a provision of Ps. 20.0 million.

b)    Turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services

As of September 30, 2014, the Company recorded a provision of Ps. 117.7 million, in respect of this contingency under the line item "Provisions", which amounts were determined in accordance with the estimations of tax and interests, that would be payable as of such date, in case this contingency turns out unfavourable for the Company.

TGS’ management believes that, in case the Company’s position fails and the turnover tax has to be paid, TGS has a right to recover it by a transportation tariff increase as set forth in the License.

c)

Action for annulment of Presidential Decree No. 2067/08 (“the Decree”) and ENARGAS Resolutions No.  I-1,982/11 and No. I-1,991/11 (the “Resolutions”)

Within the framework of a legal action against the Resolutions, on July 10, 2012, TGS obtained from the Lower Court in administrative federal matters based in the Autonomous City of Buenos Aires, the issue of a preliminary injunction, ordering the Executive Branch (the Federal Energy Bureau),

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

ENARGAS and Nación Fideicomisos S.A., as collection agents, not to bill or intend to collect from TGS the charge with the amounts in compliance with the provisions set forth in both Resolutions and to continue the billing and collection of the amounts stated prior to the issuance of said Resolutions. This decision was confirmed on April 7, 2014 by the relevant Court of Appeals, but only for a period of six months. Given this limited duration, TGS filed an extraordinary appeal before the Court of Appeals, which as of the date of the issuance of these consolidated financial statements, is pending of resolution. Pursuant to the prevailing legislation, the precautionary injunctions issued against the National Government are renewable at the request of a party at its maturity.

Furthermore, TGS, to broaden the basis for their demand to issue before it, has referred to the presiding judge the confiscatory character that the tariff charge would have on its economic and financial condition of being in full force Resolutions that implement it. The case is currently in evidence stage.

TGS’s Management believes it has enough valid arguments to defend their position, and thus, the Company has not recorded the increase of the charge for natural gas consumptions from the date of obtaining the injunction until the date of the issuance of these condensed interim consolidated financial statements. In the event this injunction had not been obtained, the impact of the Resolutions for the nine-month period ended September 30, 2014, taking into account the possibility of carry-forward the charge to the sales price of the product, would have implied a net loss of Ps. 87.8 million. Meanwhile, the accumulated impact on the retained earnings since obtaining the injunction would have involved a reduction effect of Ps. 277.2 million.

d)

Repetition action of VAT and income tax

On October 9, 2008, TGS signed a Transitional Agreement with UNIREN that contemplated a tariff increase of 20%, which would be retroactively applicable to September 1, 2008. On December 3, 2009, the Executive Branch ratified this transitional agreement through the Presidential Decree No. 1,918/09. By means of this decree, TGS will be able to bill the tariff increase to its clients as soon as ENARGAS publishes the new tariffs schedule and sets the methodology to bill the retroactive effect. Finally, this administrative act did not become effective and therefore in September 2010 TGS filed an acción de amparo (a summary proceeding to guarantee constitutional rights). Due to the passing of time since the enactment of Decree No. 1918/09, on December 16, 2010 the Board of Directors of the Company resolved to discontinue the recognition of the tariff increase revenue and to reverse the credit provision of the tariff increase revenue already accrued in the year ended December 31, 2009. The reversal of the tariff increase does not imply any resignation to the Company´s right resulting from the Decree No. 1,918/09.

On May 24, 2013, TGS filed a tax recovery appeal with respect to the income tax and VAT credits generated by the reversal of the tariff increase credit mentioned above. After the omission to pass judgment on the claim within the three months of the filing of the tax recovery appeal, on October 9, 2013, TGS filed an appeal before the Federal Tax Bureau, which was not solved yet. As of the date of the issuance of these condensed interim consolidated financial statements, the case is in evidence stage.

The total amount claimed by TGS amounted to Ps. 69.4 million plus compensatory interests. The outstanding balance of this credit has been valued at its amortized cost and it has been included in “Other non-current receivables.”

20

BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Transactions with related parties are carried out in the ordinary course of business according to common practices. The terms of these transactions are comparable to those offered by or obtained from unaffiliated parties.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Financial transactions

As of September 30, 2014 and 2013, and December 31, 2013, the loan granted to Pampa Energía was presented in "Loans to related parties." The evolution of this loan is as follows:

Key management compensation

The accrued amounts corresponding to the compensation of the members of the Board of Directors, the Statutory Committee and the Executive Committee for the nine-month periods ended September 30, 2014 and 2013 were Ps. 16,509 and Ps. 13,595, respectively.

Balances and transactions with related parties

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of September 30, 2014 and December 31, 2013 is as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The detail of significant transactions with related parties for the nine-month period ended September 30, 2014 and 2013 is as follows:

Nine-month period ended September 30, 2014:

Nine-month period ended September 30, 2013:

21

SUBSIDIARY AND ASSOCIATES

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s natural gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan, located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. TGS’s ownership interest in such company is 49% and Dinarel S.A. holds the remaining 51%.

TGU:

TGU is a company incorporated in Uruguay. This company rendered operation and maintenance services to Gasoducto Cruz del Sur S.A. and its contract terminated in 2010. TGS holds 49% of its common stock and Petrobras Argentina holds the remaining 51%.

EGS:

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between TGS (49%) and TGU (51%). EGS operates its own pipeline, which connects TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2014 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

In October 2012, ENARGAS issued a resolution which authorizes EGS to transfer the connection pipeline and service offerings in operation to TGS. On December 17, 2013, the sale of all the fixed assets of EGS to TGS for an amount of US$ 350,000 was made, the existing natural gas transportation contracts were transferred and the procedures to dissolve the Company.

22

SUBSEQUENT EVENTS

The Financial Statements were authorized for issuance by the Board of Directors on October 28, 2014.

No subsequent events between the end of the nine-month period ended September 30, 2014 and the date of the issuance (authorization) of these condensed interim consolidated financial statements have had a material effect on the financial position or the results of operations of the Company.

23

INFORMATION REQUIRED BY ARTICLE 26 OF SECTION VII CHAPTER IV TITLE II OF CNV RULES

In order to comply with General Resolution No. 629/2014 TGS informs that by October 28, 2014, supporting and management documentation related to open tax periods is safeguarded by Iron Mountain Argentina S.A. at its facilities are located at 3825 Cañada de Gómez Street in the Autonomous City of Buenos Aires.

As for commercial books and accounting records, they are situated in the headquarters of the Company in areas that ensure its preservation and inalterability.

The Company has available in its headquarters to CNV details of the documentation given in safeguard to third parties.

 Ricardo I. Monge

Chairman of the Board of Directors

Free translation from the original prepared in Spanish for publication in Argentina

LIMITED REVIEW REPORT

To the Shareholders, President and Directors of

Transportadora de Gas del Sur S.A.

Introduction

We have reviewed the accompanying condensed interim consolidated financial statements of Transportadora de Gas del Sur S.A. and its subsidiary, at September 30, 2014, including the condensed interim consolidated statement of financial position at September 30, 2014, the related condensed interim consolidated statements of comprehensive income for the nine and three-month period ended at September 30, 2014 and the condensed interim consolidated statements of changes in equity and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory notes. The balances and other information corresponding to the fiscal year 2013 and to its interim periods are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Responsibility of the Board of Directors

The Company’s Board of Directors is responsible for the preparation and presentation of these condensed interim consolidated financial statements under the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and adopted by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) as its professional accounting standards and added by the Comisión Nacional de Valores (“CNV”) to its regulations; therefore, it is responsible for the preparation and presentation of the condensed interim consolidated financial statements mentioned in paragraph 1. in accordance with International Accounting Standard 34 “Interim Financial Reporting” (IAS 34). Our responsibility is to express a conclusion on these condensed interim consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity'. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial statements do not present fairly, in all material respects the financial position of Transportadora de Gas del Sur S.A. and its subsidiary at September 30, 2014, and of its financial performance and its cash flows for the nine and three-month period then ended in accordance with International Accounting Standard 34 “Interim Financial Reporting”.

Report about the compliance with current regulations

a)

the condensed  interim consolidated financial statements of Transportadora de Gas del Sur S.A. are transcribed into the “Inventory and Balance Sheet” book and as regards those matters that are within our competence, they are in compliance with the provisions of the Commercial Companies Law and pertinent resolutions of the National Securities Commission;

b)

the condensed  interim separate financial statements of Transportadora de Gas del Sur S.A. arise from accounting records kept in all formal respects in conformity with legal regulations;

c)

we have read the summary of activity, as regards those matters that are within our competence, we have no observations to make;

d)

at September 30, 2014 the debt accrued by Transportadora de Gas del Sur S.A. in favor of the Argentine Integrated Social Security System according to the Company's accounting records amounted to $ 8,311,323, none of which was claimable at that date.

City of Buenos Aires, October 28, 2014.

PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17
Carlos N. Martínez Public Accountant (UBA) C.P.C.E. City of Buenos Aires T° 155 - F° 146

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás M. Mordeglia
	Name:	Nicolás M. Mordeglia
	Title:	Senior Legal Counsel

Date: November 25, 2014

Footnotes

1() Not covered by Auditor’s  Limited Review, except for items 4, 5  and 7.

3